SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of October 2012

List of Exhibits:

1.	News Release entitled, “CNH Meets Heilongjiang Province High Officials to Discuss Development of Cooperation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going Senior Vice President, General Counsel and Secretary

October 30, 2012

Exhibit 1

CNH Meets Heilongjiang Province High Officials to Discuss

Development of Cooperation

HARBIN, China – (October 30, 2012) – Franco Fusignani, Head of CNH International, and Mr. Lin Duo, Party Secretary of Harbin, met last week to discuss the state of the strong cooperation between the Company and Harbin Party in support of the Heilongjiang Province’s agricultural development and mechanization.

Mr. Fusignani and Mr. Lin discussed future investments and the progress of the recently announced extension of the Case-New Holland Harbin facility that will add 400,000 m2 to the existing plant, making this site the largest agricultural equipment factory in Northeast China. The first phase of the project, with an initial investment of over US$ 100 Million, will see production of tractors, balers, planters and sprayers move to the new facility – which will also manufacture combine harvesters – and the construction of a new a R&D center. Mr. Fusignani was pleased to inform Mr. Lin about the project’s good progress, including the advanced stage of development of the R&D center that will be completed as early as February 2013, ready to begin operation in the following months of the new year.

After the meeting, Mr. Fusignani commented: “We greatly appreciate the cooperation of Harbin Party and Government leaders in support of our largest industrial project in China, here in the Harbin Economic Technological Development Zone. We believe that with the continued support of the local authorities we can successfully drive forward farm mechanization in Heilongjiang and help to develop its agricultural sector, which is the key contributor to the Province’s economy. CNH is a long standing partner of China and a major player in the Country’s agricultural development. The Company’s two brands, Case IH and New Holland Agriculture, have always met their commitments in China with a strong focus on service and a global offering of products and applications to continuously improve agricultural activities. It has been our endeavour to be considered as a local partner capable of providing an offering with a high technological content well suited to the evolution of Chinese agriculture.”

CNH Global, a worldwide leader in the agricultural and construction equipment businesses and part of Fiat Industrial, has a strong presence in China, where it holds a leading position in the market for high horsepower tractors, large combine harvesters, cotton pickers and sugar cane harvesters with its two brands, Case IH and New Holland Agriculture. This result is achieved through the local support provided to Chinese agriculture by the eight companies CNH operates in the country, which include four plants, two R&D centers and two trading companies.

1

CNH has invested in China since the first International Harvester tractor was imported back in 1909 and has steadily developed its relationship with this country. The more recent business relationship started in 1997 with the delivery, the following year, of more than 360 tractors New Holland M160 to Heilongjiang Province, which played a key role in the introduction of high horsepower tractors in China. During this time CNH has also built a strong partnership with the Province through the establishment of a local team and Service, Parts and Training centers to support the Province’s agricultural mechanization. This was further strengthened in 2000 with the start of tractor assembly in CNH’s first plant in Harbin, followed by new and improved parts, service and training facilities. Since 2009, a joint educational cooperation project with Heilongjiang Agricultural Engineering Vocational College provides training to local students on a regular basis, with the aid of CNH domestic and foreign technical experts, introducing them to the latest agricultural practices. Over the years, CNH’s operations in the country have led to a steadily increasing presence of large Case IH and New Holland machinery covering the entire agricultural production cycle—from planters and sprayers to tractors, balers and combine harvesters – as well as specialized equipment such as cotton pickers and sugar cane harvesters.

CNH’s leading presence in China is based on a manufacturing network currently comprising the Harbin industrial complex and the Shanghai plant for tractors under 135 horsepower. Two more facilities will be added in 2013: the plant in Urumqi for cotton pickers and another one in Guangzhou for sugar cane harvesters. With this manufacturing base, CNH is set to offer a full offering of high quality products for a wide variety of applications, bringing the most advanced technologies to China’s farmers. All these products are backed by a strong organization to provide service support and training, contributing to a continuous improvement and advance of Chinese agriculture.

###

CNH International S.A., a subsidiary of CNH Global N.V., is the company responsible for the sales, distribution and after sales operations of agricultural and construction branded equipment in over 120 countries throughout Africa, the Middle East, the Commonwealth of Independent States, Asia and Oceania, encompassing Australia, China and India. CNH International was established in 2007 to strengthen CNH’s brands focus in emerging and high-growth markets.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

For more information contact:

CNH International press office:

e-mail: media.international@cnh.com

phone: +39 011 0086346

2